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                                                                   EXHIBIT 99.15


                              [On Tylan Letterhead]

                                December 20, 1996

To Our Stockholders:


      I am pleased to inform you that Tylan General, Inc. ("Tylan General"), Millipore Corporation ("Millipore") and MCTG Acquisition Corp. ("Purchaser"), a wholly owned subsidiary of Millipore, have entered into an Agreement and Plan of Merger dated as of December 16, 1996 (the "Merger Agreement") pursuant to which Purchaser has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of Tylan General common stock (the "Shares") for $16.00 per share. Under the Merger Agreement, the Offer will be followed by a merger of Purchaser into Tylan General (the "Merger") in which any remaining Shares of Tylan General common stock (other than Shares as to which appraisal rights have been properly exercised and perfected) will be converted into the right to receive $16.00 per share in cash, without interest.

      Your Board of Directors has unanimously determined (by vote of directors present) that the Offer and the Merger are fair to and in the best interests of Tylan General's stockholders, as a group, and recommends that stockholders accept the Offer and tender their Shares pursuant to the Offer. You are encouraged to consult with your financial or tax adviser regarding the impact thereof on you prior to tendering your Shares in the Offer or voting to approve the Merger.

      In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that has been filed with the Securities and Exchange Commission, including, among other things, the opinion of Goldman Sachs & Co., the financial adviser retained by a Special Committee of the Board of Directors, to the effect that the $16.00 in cash to be received by the holders of Shares in the Offer and Merger, taken as a unitary transaction, is fair to such holders.

      In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated December 20, 1996, of Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed material carefully.


                                Sincerely,



                                David J. Ferran, Chairman of the Board,
                                  President and Chief Executive Officer